 SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 22 October 2026

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

 EXHIBIT INDEX

99.1	2026 Third Quarter Trading Update dated 22 October 2026

 Exhibit No: 99.1

InterContinental Hotels Group PLC
2026 Third Quarter Trading Update
22 October 2026
Q3 global RevPAR acceleration to +5.3%, YTD +4.6%;
Momentum in development activity continues, with 289 hotels opened and 516 signed YTD;
Confident of achieving consensus expectations for the year

Highlights
●        YTD global RevPAR +4.6%, with Americas +5.6%, EMEAA +3.7% and Greater China +1.0%
●        Q3 global RevPAR +5.3%, with Americas +6.8%, EMEAA +5.0% and Greater China -3.3%
●        Q3 global rooms revenue on a comparable hotels basis comprised Groups +10%, Leisure +5% and Business +4%
●        Q3 average daily rate +3.9% and occupancy +0.9%pts
●        Gross system growth +6.3% YOY and net system growth +4.9% YOY
●        Opened 12.9k rooms (92 hotels) in Q3, taking YTD to 44.4k rooms (289 hotels)
●        Global system of 1,060k rooms (7,186 hotels)
●        Signed 21.1k rooms (164 hotels) in Q3, taking YTD to 70.3k rooms (516 hotels)
●        Global pipeline of 353k rooms (2,426 hotels), up +3.2% YOY, and representing 33% of current system size
●        $707m of 2026’s $950m share buyback programme completed to date, further reducing the share count by 3.1%
●        On track to return over $1.2bn to shareholders in 2026 through share repurchases and dividend payments
●        Confident of achieving FY26 consensus expectations, including adjusted EPS around the top end of our growth algorithm target of +12-15% annually on average over the medium to long term

Elie Maalouf, Chief Executive Officer, IHG Hotels & Resorts, said:
“RevPAR growth accelerated in the third quarter to +5.3% as IHG’s breadth by geography, brands and stay occasions captured increasing guest demand around the world. Our US performance was very strong, with growth across all brands. There was very good growth in EMEAA, most notably in Continental Europe and East Asia & Pacific, which included an increase in inbound travel from China. This growth more than offset a broadly flat performance in the Middle East and an easing of RevPAR in Greater China where adverse weather and changes to public holiday timings impacted demand.

We expect another year of record development activity, and for 2026 to be our fifth straight year of accelerating net system growth. In Q3, we opened 92 hotels and signed almost twice as many, with 164 properties added to our pipeline. Development remains split broadly evenly between new builds and conversions, with each of our collection and conversion-focused brands – voco, Vignette, Garner and Noted – continuing their rapid expansion around the world.

Our strong performance to date and continued positive outlook for demand gives us confidence in achieving consensus expectations for 2026. This would mark the third consecutive year of delivering adjusted EPS growth around the top end of our growth algorithm target of +12-15% annually on average over the medium to long term. This is driven by the power of IHG’s enterprise platform and the ability to capitalise further on our scale, leading positions and the attractive long-term demand drivers for travel and hospitality globally.”

Regional performance
Americas
Year-to-date, RevPAR grew +5.6% for the region and +5.4% in the US. Q3 RevPAR accelerated to +6.8% for the region and +6.9% in the US, benefiting from the ongoing strength and breadth of the US economy together with IHG's enterprise platform. Rate grew +3.9% for the region in Q3 and occupancy increased +2.1%pts to 73.9%. By stay occasion demand driver, Q3 rooms revenue on a comparable hotels basis continued to be strongest in Groups, which was up +12% compared with 2025, followed by Leisure up +7% and Business up +6%.

Gross system growth was +3.6% YOY and +2.3% YTD, with 4.0k rooms (39 hotels) opened in the quarter. Net system growth was +2.1% YOY and +1.0% YTD. We added signings for 5.7k rooms (65 hotels) to the pipeline in the quarter. These included 24 hotels signed across the Holiday Inn Brand Family, 22 across our extended stay brands and 14 across our conversion-focused brands. In 2026 to date, conversions overall now represent around 50% of openings and 60% of signings.

EMEAA
Year-to-date, RevPAR for this diverse region grew +3.7%, with +5.0% in Q3 representing a significant improvement on the growth rate of the prior quarter. Rate grew +4.1% in Q3 and occupancy increased +0.6%pts to 75.5%. RevPAR growth was +2.8% in the UK, +3.8% in Continental Europe and +8.4% in East Asia & Pacific. The Middle East region, after a -19% decline in Q2, improved to broadly flat in Q3, with locations such as Egypt and Turkey performing well ahead. The six GCC countries, given their proximity to ongoing conflict, experienced a -12% decline.

Gross system growth was +7.1% YOY and +4.1% YTD, with 3.6k rooms (23 hotels) opened in the quarter including celebrating the 1,000th open hotel in our Europe business. Net system growth was +6.0% YOY and +3.3% YTD. We added signings for 7.0k rooms (47 hotels) to the pipeline in the quarter, including 21 conversion deals.

Greater China
Year-to-date, RevPAR grew +1.0%, but in Q3 eased by -3.3% with rate -0.8% and occupancy -1.6%pts lower to 62.3%. Weather events impacted travel in July and August, and changes to public holiday timings supported more international outbound leisure travel in late September. RevPAR declined by -7.5% in Tier 2-4 cities for Q3 overall, though in Tier 1 cities it grew by +0.2% and there was very strong growth in Hong Kong and Taiwan.

Attractive long-term secular growth drivers, together with the economic outlook for the region, continues to fuel excellent levels of development activity. Gross system growth was +12.1% YOY and +9.8% YTD, with 5.3k rooms (30 hotels) opened in the quarter. Net system growth was +10.3% YOY and +8.9% YTD. We added signings for 8.3k rooms (52 hotels) to the pipeline in the quarter, including 20 Holiday Inn Express and 14 Holiday Inn properties. Increasing demand for conversions – both hotel rebrandings and adaptive reuse from other property types – drove conversions overall to represent around 40% of openings and signings in the year-to-date.

Share buyback progress
As announced at our 2025 full year results on 17 February, a $950m share buyback programme is returning surplus capital to shareholders in 2026. This follows the $900m programme in 2025, $800m in 2024, $750m in 2023 and the $500m programme announced in 2022. These previous four programmes reduced the total number of voting rights in the Company cumulatively by 19% since 2022. The 2026 programme is 74% complete with $707m cumulatively spent to date, repurchasing 4.7 million shares. The 2026 programme to date has therefore reduced the total number of voting rights in the Company by a further 3.1% to 147.0 million as at market close on Wednesday 21 October 2026.

The $950m share buyback programme together with approximately $285m of ordinary dividend payments will have returned over $1.2bn in total to shareholders in 2026. This is equivalent to 5.8% of IHG’s $21.3bn market capitalisation at the start of 2026, and 4.9% of IHG’s most recent $25.0bn market capitalisation.

Financing update
In September 2026, the Group issued €850m of bonds comprising €350m at a coupon of 4.000% repayable in September 2029 and €500m at a coupon of 4.625% repayable in September 2033. Currency swaps were transacted at the same time as issuance in order to convert the proceeds and interest flows to US Dollars. This swapped the €350m bond to $402m at 5.5% and the €500m bond to $574m at 6.0%.

In August 2026 a £350m bond matured, with future maturities in May 2027 (€500m), October 2028 (£400m), September 2029 (€350m), November 2029 (€600m), September 2030 (€850m), September 2031 (€750m) and September 2033 (€500m). After currency swaps, the Group now has a total of $4.6bn bonds outstanding, with a blended borrowing cost of approximately 5.1%.

As set out at the time of IHG’s half year results in August 2026, after completing this year’s buyback programme to return $950m of surplus capital to shareholders, and based on analyst consensus, leverage at the end of 2026 is expected to remain within our net debt:adjusted EBITDA target range of 2.5-3.0x.

As previously described, our expected range for adjusted interest expense for 2026 is $230-240m. Our preliminary view for 2027 is an increase of $40-60m. As usual, at the time of reporting the results for 2026 on 23 February 2027, we will provide a further update of the expected range for 2027.

For further information, please contact:
Investor Relations:	Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0)7825 655 702); Joe Simpson (+44 (0)7976 862 072)
Media Relations:	Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Conference call for analysts and institutional investors:
Elie Maalouf, Chief Executive Officer, and Michael Glover, Chief Financial Officer, will host a conference call commencing at 9:30am (London time) today, 22 October 2026. This can be listened to via www.ihgplc.com/en/investors results-and-presentations. Analysts and institutional investors wishing to ask questions are required to register at IHG Hotels & Resorts 2026 Third Quarter Trading Update Q&A Registration Page (https://registrations.events/direct/LON37652VIPcp0NhrKKa2gc8d). Once registered, a calendar invite will be sent including dial-in details for the Q&A and a unique passcode. Press *1 to ask a question, *1 again to withdraw your question, or *0 for operator assistance. For any technical issues during the webcast please contact issuerservices@lseg.com.

An archived replay is expected to be available within 24 hours and will remain available, accessed at www.ihgplc.com/en/investors/results-and-presentations.

Website:
The full release and supplementary data will be available on www.ihgplc.com/en/investors/results-and-presentations from 7:00am (London time) on 22 October 2026.

Appendix 1: RevPARa movement summary at constant exchange rates (CER)
	Q3 2026 vs 2025			Q3 YTD 2026 vs 2025
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Global	+5.3%	+3.9%	+0.9%pts	+4.6%	+3.0%	+1.0%pts
Americas	+6.8%	+3.9%	+2.1%pts	+5.6%	+3.5%	+1.4%pts
EMEAA	+5.0%	+4.1%	+0.6%pts	+3.7%	+2.6%	+0.8%pts
Greater China	-3.3%	-0.8%	-1.6%pts	+1.0%	+0.5%	+0.3%pts

Appendix 2: RevPARa movement at CER vs actual exchange rates (AER)
	Q3 2026 vs 2025			Q3 YTD 2026 vs 2025
	CER (as above)	AER	Difference	CER (as above)	AER	Difference
Global	+5.3%	+5.5%	+0.2%pts	+4.6%	+5.7%	+1.1%pts
Americas	+6.8%	+7.1%	+0.3%pts	+5.6%	+6.0%	+0.4%pts
EMEAA	+5.0%	+3.6%	-1.4%pts	+3.7%	+5.0%	+1.3%pts
Greater China	-3.3%	+1.6%	+4.9%pts	+1.0%	+5.9%	+4.9%pts

Appendix 3: System and pipeline summary of Q3 2026 YTD and YOY growths, and closing positions (rooms)
	System						Pipeline
	Openings	Removals	Net	Total	YTD%	YOY%	Signings	Total

Global	44,439	(10,810)	33,629	1,059,806	+3.3%	+4.9%	70,278	352,801
Americas	12,025	(6,566)	5,459	534,653	+1.0%	+2.1%	18,273	106,485
EMEAA	11,871	(2,334)	9,537	297,139	+3.3%	+6.0%	26,544	127,476
Greater China	20,543	(1,910)	18,633	228,014	+8.9%	+10.3%	25,461	118,840

a.
RevPAR (revenue per available room), ADR (average daily rate) and occupancy are on a comparable basis, based on comparability as at 30 September 2026 and includes hotels that have traded in all months in both the current and the prior year. The principal exclusions in deriving these measures are new openings, properties under major refurbishments and removals. See ‘Use of key performance measures and non-GAAP measures’ in IHG’s full year and half year results announcements for further information on the definitions.

About IHG` Hotels & Resorts:
IHG Hotels & Resorts (tickers: LON:IHG for Ordinary Shares; NYSE:IHG for ADRs) is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 21 hotel brands and IHG One Rewards, one of the world’s largest hotel loyalty programmes with over 160 million members, IHG has more than one million rooms across 7,100 open hotels in over 100 countries, and a development pipeline of a further 2,400 properties.

-          Luxury & Lifestyle: Six Senses, Regent, InterContinental, Vignette Collection, Kimpton, Hotel Indigo
-          Premium: Noted Collection, voco, Ruby, HUALUXE, Crowne Plaza, EVEN
-          Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner, avid
-          Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
-          Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group’s holding company and is incorporated and registered in England and Wales. Approximately 400,000 people work across IHG’s hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in, or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the ‘Risk Factors’ section in the current InterContinental Hotels Group PLC’s Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	22 October 2026